STATEMENT OF INVESTMENTS
Dreyfus Premier Growth And Income Fund
June 30, 2008 (Unaudited)

Common Stocks--98.1%	Shares	Value ($)
Computers--7.7%		
Apple	4,383 a	733,890
Microsoft	36,831	1,013,221
		1,747,111
Consumer Discretionary--12.4%		
Amazon.com	2,194 a	160,886
Best Buy	5,307	210,157
DeVry	5,338	286,224
Discovery Holding, Cl. A	7,051 a	154,840
Expedia	8,351 a	153,491
Family Dollar Stores	12,302	245,302
GameStop, Cl. A	5,238 a	211,615
Gap	15,994	266,620
Home Depot	8,986	210,452
Limited Brands	13,032	219,589
Nordstrom	5,564 b	168,589
Omnicom Group	5,565	249,757
Starbucks	7,008 a	110,306
Walt Disney	5,895	183,924
		2,831,752
Consumer Staples--9.3%		
Avon Products	8,608	310,060
Dean Foods	9,684 a	190,000
Estee Lauder, Cl. A	4,719	219,198
Kraft Foods, Cl. A	10,820	307,829
Philip Morris International	6,056	299,106
Procter & Gamble	3,368	204,808
Wal-Mart Stores	10,499	590,044
		2,121,045
Energy--10.2%		
Chevron	3,253	322,470
Exxon Mobil	8,456	745,227
Halliburton	8,879	471,209
Nabors Industries	5,162 a,b	254,125
Schlumberger	1,180	126,767
Transocean	769 a	117,188
Ultra Petroleum	2,896 a	284,387
		2,321,373
Exchange Traded Funds--1.4%		
iShares Russell 1000 Growth Index Fund	1,870	103,299
Standard & Poor's Depository Receipts (Tr. Ser. 1)	1,707 b	218,462
		321,761
Financial--7.4%		
Assurant	4,824	318,191
Charles Schwab	22,367	459,418
Goldman Sachs Group	631	110,362
Janus Capital Group	8,775	232,274
JPMorgan Chase & Co.	5,527	189,631
Unum Group	18,699	382,395
		1,692,271
Health Care--12.2%		
Allergan	4,811	250,413
Covidien	3,739	179,061
Gilead Sciences	7,645 a	404,803
Johnson & Johnson	3,230	207,818
Laboratory Corp. of America Holdings	3,375 a	235,001
Merck & Co.	5,840	220,110
Pharmaceutical Product Development	12,176	522,350
Thermo Fisher Scientific	8,259 a	460,274
Wyeth	6,359	304,978

		2,784,808
Industrial--7.6%		
Boeing	2,288	150,367
Deere & Co.	1,505	108,556
Dover	6,852	331,431
FedEx	1,893	149,149
Flowserve	1,336	182,631
Energy Conversion Devices	861 a	63,404
Precision Castparts	821	79,120
Union Pacific	2,824	213,212
Waste Management	11,931	449,918
		1,727,788
Information Technology--24.5%		
Adobe Systems	5,650 a	222,554
Agilent Technologies	15,471 a	549,839
Akamai Technologies	10,728 a,b	373,227
Altera	12,670	262,269
Autodesk	2,430 a	82,158
CA	5,321	122,862
Cisco Systems	19,316 a	449,290
eBay	4,300 a	117,519
Electronic Arts	8,889 a	394,938
EMC	19,752 a	290,157
Google, Cl. A	1,060 a	558,005
Intel	19,112	410,526
KLA-Tencor	3,758	152,988
Marvell Technology Group	11,825 a	208,830
MEMC Electronic Materials	10,041 a	617,923
NVIDIA	10,919 a	204,404
Oracle	12,924 a	271,404
QUALCOMM	4,926	218,567
Visa, Cl. A	675	54,884
		5,562,344
Materials--3.8%		
Allegheny Technologies	3,450	204,516
Freeport-McMoRan Copper & Gold	2,460	288,287
Monsanto	1,912	241,753
Potash of Saskatchewan	537	122,742
		857,298
Telecommunication Services--1.6%		
Verizon Communications	10,439	**369,541**
Total Common Stocks		
(cost $20,818,573)		**22,337,092**

Other Investment--1.3%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $293,000)	293,000 c	**293,000**

Investment of Cash Collateral for
Securities Loaned--3.6%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $814,576)	814,576 c	**814,576**

Total Investments (cost $21,926,149)	**103.0%**	**23,444,668**
Liabilities, Less Cash and Receivables	**(3.0%)**	**(683,902)**
Net Assets	**100.0%**	**22,760,766**

a   Non-income producing security.

b   All or a portion of these securities are on loan. At June 30, 2008, the total market value of the fund's securities on loan is
$785,171 and the total market value of the collateral held by the fund is $814,576.

c   Investment in affiliated money market mutual fund.

At June 30, 2008, the aggregate cost of investment securities for income tax purposes was $21,926,149.

Net unrealized appreciation on investments was $1,518,519 of which $2,647,981 related to appreciated investment securities
and $1,129,462 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.